                                                                                                                                                                                                                                                                                                                                                 CoStar Group, Inc.
                                                                                                                                                                                                                                                                                                                                                 ________________________________

                                                                                                                                                                                                                                                                                                                                                 2 Bethesda Metro Center
                                                                                                                                                                                 10th Floor
                                                                                                                                                                                 Bethesda, MD 20814-5388
                                                                                                                                                                                 ________________________________
                                                                                                                                                                                 301.215.8300  tel
                                                                                                                                                                                 800.204.5960  toll free
                                                                                                                                                                                 301.718.2444  fax
                                                                                                                                                                                 800.613.1301  toll  free fax
                                                                                                                                                                                 ________________________________
                                                                                                                                                                                 www.costar.com
                                                                                                                                                                                 NASDAQ:  CSGP

July 30, 2010

VIA EDGAR AND FACSIMILE
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:	CoStar Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 000-24531

Dear Ms. Collins:

In connection with your review of the CoStar Group, Inc. (“CoStar” or the “Company”) Form 10-K for fiscal year ended December 31, 2009, filed on February 26, 2010 (the “Form 10-K”), the Company respectfully submits the following responses to the comments included in your letter dated July 1, 2010.  Your comments are set forth below, followed by the Company’s responses.

* * * * *

Comment

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

General

1.
We note that subscription-based information services represented more than 95% of your total revenues for fiscal 2009.  To the extent that your subscription arrangements are firm orders to deliver services throughout the contract term and to the extent that your deferred revenue balance does not reflect the entire amount due from these arrangements, tell us what consideration you gave to disclosing the total amount of the company’s backlog (bookings) for such contracts pursuant to Item 101(c)(1)(viii) of Regulation S-K.  In this regard, we note the statements from your April 11, 2010 earnings transcripts where you indicate the total bookings for the first quarter 2010 was approximately 1.6 million company-wide reflecting the positive impact of an increase in our overall gross sales.  Tell us how you considered including similar discussions in your MD&A disclosures.

Response

The Company respectfully advises the Staff that the discussion of positive net bookings during its April 22, 2010 earnings call does not relate to backlog; but instead, it relates to CoStar’s net new annualized sales during the first quarter of 2010.  The term “net new annualized sales” refers to the annualized amount of change in the Company’s sales resulting from new contracts or upsales on existing contracts, less write downs and cancellations, for the period reported.  Given the nature of the Company’s business, the subscription-based model for its services and the fact that the discussion of positive net bookings did not relate to backlog, the Company does not believe that the disclosure requirements described in Item 101(c)(1)(viii) of Regulation S-K are applicable.

As discussed in the “Overview” section of the Company’s MD&A in the Form 10-K, the Company’s subscription-based license agreements typically have a minimum term of one year and renew automatically.  Revenues from subscription-based services are recognized on a straight line basis over the term of the license agreement.  Deferred revenue for subscription-based services is recorded from advance cash receipts from customers or amounts billed in advance to customers from the sales of subscription licenses.  Revenue is then recognized over the term of the license agreement.

Passwords that enable subscribers to access the Company’s online subscription-based information services are typically assigned and provided to subscribers within a few days of the Company’s receipt of an executed contract.  Upon receipt of a password, subscribers have immediate access to the Company’s online services.  Revenue recognition commences upon dissemination of the password.  Therefore, the Company does not believe that backlog exists for provision of access to the Company’s subscription-based services as contemplated by Item 101(c)(1)(viii) of Regulation S-K.

In the “Overview” section of the Company’s MD&A, the Company also discusses its trailing twelve-month contract renewal rate, which is a quantitative measurement that the Company believes is typically closely correlated with the Company’s revenue results and that management focuses on in evaluating the Company’s operating performance. If the Company identifies other operating measurements of similar significance, it considers whether such information is material to investors and should be included in MD&A.  Any such information that the Company believes would be material to investors is included in MD&A.  The Company will continue to undertake this process when preparing its periodic filings.

Comment

Overview, page 27

2.
Please tell us what consideration you gave to expanding your “Overview” to identify the quantitative factors (other than contract renewal rates) that your company’s executives focus on in evaluating the financial condition and operating performance of your business on both a short-term and long-term basis.  In this regard, we refer to your 2009 fourth quarter earnings conference call and note your discussion of employment growth in the sectors of the economy that traditionally use office space, the number of new subscribers, the increase (or decrease) in your average contract value and quarterly net sales growth.

Response

As indicated in the Company’s response to Comment one above, the Company discloses the trailing twelve-month contract renewal rate in the “Overview” section of MD&A because management believes it is a quantitative measurement that is typically closely correlated with the Company’s revenue results and is potentially an indicator of future revenue results and, therefore, is a measurement that management focuses on in evaluating the Company’s operating performance.  The Company believes that other operating or quantitative measurements, such as those described in the Staff’s comment, provide ancillary information to the disclosure in the Company’s periodic and current reports.  However, fluctuations in those measurements do not necessarily correlate as closely with the Company’s revenue results and operating performance as do fluctuations in the trailing twelve-month contract renewal rate.  Therefore, the Company has chosen to provide investors with those ancillary operating measurements from time to time during quarterly earnings conference calls.

The Company acknowledges the Staff’s comment and on page 25 of its  Quarterly report on Form 10-Q for the second quarter of 2010, filed with the Commission on July 23, 2010 (the “July 2010 10-Q”), the Company has added disclosure regarding the potential effects on its business that management believes may result from various industry-wide factors and known trends in addition to disclosure of the Company’s trailing twelve-month contract renewal rate.  When the Company identifies other key performance indicators that management uses to evaluate its business, the Company includes such information in MD&A if it believes such information would be material to investors.  In addition, if the Company identifies known trends, events, commitments or uncertainties, it includes such information in MD&A if it believes they are reasonably likely to materially impact the Company’s financial condition or operating performance.  The Company will continue to undertake this process when preparing its future periodic filings.

Comment

Application of Critical Accounting Policies and Estimates, page 29

3.
We note your disclosures on page 19 where you indicate that the fair value of your auction rate securities are based on several assumptions and estimates such as discounted cash flow model, interest rates, credit spreads, liquidity risk premiums and expected holding periods.  Similarly, we note from your disclosures in Note 15 that the determination of fair value for your stock based compensation incorporates various assumptions into your option pricing model along with the estimation of expected forfeitures.  Please explain further why you do not consider the accounting for your investment portfolio valuation and stock-based compensation plans to be critical accounting policies.  We refer you to SEC Release No. 34-45149, 34-48960 and FR-60 for guidance.

Response

When identifying critical accounting policies, the Company considers the guidance in SEC Release No. 34-45149, 34-48960 and FR-60 and focuses on the sensitivity of financial statements to the methods, assumptions, and estimates underlying their preparation.  In assessing whether the accounting for the Company’s investment portfolio valuation and stock-based compensation plans are critical accounting policies, the Company determined that the reasonably possible variations in the key assumptions and estimates used in the accounting for these items would not have a material effect on the Company’s consolidated financial statements.  However, the Company acknowledges the Staff’s comment and has included additional disclosure about auction rate securities, deferred consideration and stock-based compensation in the “Application of Critical Accounting Policies and Estimates” section of MD&A on pages 26 and 27 of the July 2010 10-Q. The Company will also include these disclosures in future filings.

Comment

Valuation of Long-Lived and Intangible Assets and Goodwill, page 30

4.
On page 30 you indicate that a 50% decrease in the fair value of your International reporting unit as of December 31, 2009 would have no impact on the carrying value of goodwill.  Please tell us why you have not made similar assertions for your U.S. reporting unit.  In this regard, tell us whether you have also determined that the estimated fair value substantially exceeds the carrying value for the U.S. reporting unit and if so, please disclose this determination in future filings.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings.

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
•	the amount of goodwill allocated to the reporting unit; and
•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response

Both the International and U.S. reporting units have estimated fair values that are substantially in excess of their respective carrying values and are not currently at risk of failing step one of the goodwill impairment analysis. The Company acknowledges the Staff’s comment and has included the following disclosure in the “Application of Critical Accounting Policies and Estimates” section of MD&A on page 28 of the July 2010 10-Q:

As of October 1, 2009, the most recent date of our impairment analysis, the estimated fair value of each of our reporting units substantially exceeded the carrying value of our reporting units. There have been no events or changes in circumstances since the date of our impairment analysis on October 1, 2009 that would indicate that the carrying value of each reporting unit may not be recoverable.

The Company will include disclosure regarding this determination for each reporting unit in future filings.

Comment

Liquidity and Capital Resources, page 36

5.
We note that your accounts receivable and accounts payable and other liabilities that have materially changed over the periods presented, however, the reasons for these changes are not clear from your disclosures.  Please provide us with an explanation of these material changes including the underlying drivers of the changes during each period presented.  In addition, confirm that your liquidity and capital resources discussion includes all known trends, events or uncertainties, which are reasonably likely to impact future liquidity.  We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Response

The Company respectfully advises the Staff that the reasons for the changes in its accounts receivable and accounts payable and other liabilities balances for the periods presented in the Form 10-K were primarily related to the timing of cash payments and receipts related to ongoing operations.  The Company does not believe that these changes were indicative of a material change or trend in the Company’s liquidity or capital resources. However, the Company acknowledges the Staff’s comment and has enhanced its disclosure in the “Liquidity and Capital Resources” section of MD&A on page 34 of the July 2010 10-Q to discuss the reasons for these timing differences. The Company will identify and disclose the reasons for similar changes in future filings.

The Company confirms that the liquidity and capital resources discussion in the Form 10-K includes all known trends and events that management believes are reasonably likely to impact future liquidity. The Company has enhanced its disclosure in the “Liquidity and Capital Resources” section of MD&A on pages 34 and 35 of the July 2010 10-Q to include additional disclosure about uncertainties which may impact future liquidity.  The additional disclosure recognizes that changes in cash, cash equivalents and short-term investments are dependent upon changes in, among other things, working capital items such as accounts receivable, accounts payable, various accrued expenses and deferred revenues, as well as changes in the Company’s capital structure due to stock option exercises, purchases and sales of short-term investments and similar events.  Additionally, the Company disclosed that its future capital requirements will depend on many factors, including operating results, expansion efforts, and the level of acquisition activity or other strategic transactions.

Comment

Note 4.  Investments, page F-16

6.
We note you determined the losses on your investment securities to be temporary as the contractual terms of the investments do not permit the issuer to settle the security at a price less than the amortized cost of the investment.  With regards to your auction rate securities portfolio, please tell us whether the present value of the cash flows you expect to collect is more or less than the cost basis for these securities and describe the assumptions used in your analysis.  To the extent that the expected cash flows are less than the amortized cost then explain further how you determined that no credit losses exist in this portfolio.  We refer you to ASC 320-10-35-33C to 33I.

Response

The Company respectfully advises the Staff that it expects the present value of cash flows collected on its auction rate securities portfolio to exceed the amortized cost basis of these securities and, therefore, believes a credit loss does not exist.  Accordingly, the Company has concluded that these securities are not other-than-temporarily impaired. In reaching this conclusion, the Company considered the guidance in ASC 320-10-35-33C to 33I, on a security-by-security basis. Specifically, the Company considered the present value of expected future cash flows discounted at the then-current interest rate because the securities are all variable rate securities.

The Company also considered ASC 320-10-35-33F and 33G, which provide that when determining if a credit loss exists, an entity shall consider all available information relevant to the collectability of the security, including information about current conditions.  As more fully discussed in Footnote 5 to the Company’s audited financial statements and the “Liquidity and Capital Resources” section of MD&A, each of which were included in the Form 10-K, the majority of the Company’s investments in auction rate securities are of high credit quality with AAA credit ratings and are primarily securities supported by guarantees from the Federal Family Education Loan Program (“FFELP”) of the U.S. Department of Education.  Additionally, since the auctions for these assets failed, the Company has continued to receive interest on the securities on a timely basis (which the Company expects to continue).  The Company has also received periodic payments of principal and, based on the Company’s assessment, it expects payment in full of the principal amount upon the securities’ ultimate maturities.  The Company has no current plans to sell these securities and, because of the Company’s strong financial condition, the Company believes that it will not be necessary to sell the securities before recovery of their amortized cost basis.

Based on this present value analysis and current conditions, the Company does not believe that as of December 31, 2009 the decline in value of its auction rate securities was other than temporary, or that any portion of the temporary decline as of that date was the result of a credit loss.

Comment

Note 9, Income Taxes, page F-22

7.
We note that you have established a valuation allowance of $3.0 million for each of the years ended December 31, 2008 and 2009 for certain deferred tax assets due to the “uncertainty of realization”.  Please tell us to which deferred tax assets the valuation relates.  Also clarify that you have determined it is more likely than not (a likelihood of more than 50%) that some portion of such deferred tax assets will not be realized as per the guidance in ASC 740-10-30-5(e).  If true, then please revise to indicate as such in future filings.  Also, please describe, in reasonable detail, the nature of the positive and negative evidence that you considered in assessing the likelihood of realizing the deferred tax assets, including how it was weighted, and tell us how you considered disclosing this information to clarify, if true, why you believe that it is more likely than not that not all of your deferred tax assets will be realizable.  We refer you to ASC 740-10-30-16 through 30-25.

Response

The Company respectfully advises the Staff that the valuation allowance of approximately $3.0 million as of December 31, 2008 and 2009 relates to its deferred tax assets for unrealized losses on securities ($2.1 and $1.1 million, respectively), capital loss carryovers ($0.3 million and $0.3 million, respectively), and UK deferred tax assets ($0.6 million and $1.5 million, respectively).

Pursuant to ASC 740-10-30-5(e), the Company has established a valuation allowance on these components of its deferred tax assets. The Company has included explanations in the following paragraphs regarding why it believes that it is more likely than not (a likelihood of more than 50%) that some portion of or all of each deferred tax asset will not be realized. The Company also considered the guidance in ASC 740-10-30-17 through 18 which provides that future realization of a tax benefit ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain).

The Company established a valuation allowance for its unrealized losses on securities and its capital loss carryovers due to the fact that the Company has not historically had significant capital gains and it is unlikely that the Company will generate sufficient capital gains in the future to absorb its capital losses prior to their expiration.  Because the Company does not have existing capital gains to offset the capital losses, it believes that this negative evidence makes it more likely than not that these deferred tax assets will be not realized.

The Company also has established a valuation allowance for its UK net deferred tax assets due to the fact that the Company has not historically had UK taxable income and it is unlikely that it will generate sufficient taxable income in the foreseeable future. Thus, based on this negative evidence, the Company concluded that it is more likely than not that the UK net deferred tax assets will not be realized.

The Company will disclose in future filings when it has a valuation allowance for deferred tax assets that it is more likely than not that some portion of the deferred tax assets will not be realized.

Comment

Part III (Incorporated by reference to definitive proxy statement filed April 30, 2010)

Certain Relationships and Related Transactions, page 55

8.
You state that in determining whether to approve an “Interested Transaction,” your Audit Committee will take into account, among other factors, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.  You also state that in accordance with the above-described procedures, your Audit Committee reviewed and approved each engagement with ghSMART.  Please tell us the basis for your Audit Committee’s conclusion that the transactions with ghSMART were on terms that were no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.

Response

In accordance with the Company’s written procedures for the review and approval of “Interested Transactions,” the Audit Committee reviewed the material facts and circumstances of the ghSMART proposals prior to approval of each engagement of ghSMART described under “Certain Relationships and Related Transactions.”

Members of the Audit Committee first became aware that the Company was considering engaging ghSMART to provide management assessment services when the proposed engagement was discussed by management at a meeting of the Company’s full Board of Directors.  At that meeting, the Chairman of the Audit Committee and another director each indicated that they were familiar with ghSMART’s business reputation as a leading provider of management assessment services, and the Audit Committee Chairman also noted that he had previously engaged ghSMART to provide services to his own business.

The Audit Committee Chairman next had a telephone conversation with a partner of ghSMART to discuss the scope of services contemplated during the proposed multi-phase engagement, as well as the services and terms (including proposed pricing) offered in connection with the initial phase.  The Audit Committee’s subsequent review of each proposed engagement of ghSMART included (i) receipt and review of each proposed services agreement between the Company and ghSMART and (ii) discussions among the Audit Committee Chairman,  the Company’s Chief Financial Officer and the Company’s General Counsel of the services and terms proposed for each engagement.  In addition, prior to each engagement of ghSMART, the Company’s management confirmed with ghSMART that the pricing of each proposal was on terms no less favorable than those quoted to ghSMART’s unaffiliated clients under the same or similar circumstances.  Management then relayed this confirmation to the Audit Committee.

Accordingly, based on the Audit Committee’s understanding of the services and pricing proposed for each engagement, the Audit Committee Chairman’s past experience with ghSMART and discussion with a partner of ghSMART, and the experience of Audit Committee members in reviewing and negotiating contract terms between service providers comparable to ghSMART and nonaffiliated parties,  the Committee determined that each engagement of ghSMART was on terms that were no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances.  Based on this determination, the Committee approved each of these Interested Transactions.

* * * * *

In accordance with your letter, the Company acknowledges that:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) it is the position of the Securities and Exchange Commission (the “Commission”) that comments by the Commission staff or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Commission’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  We understand that you will be reviewing the Company’s responses and may have additional comments.  Please feel free to contact the undersigned at (301) 664-9132 or Jonathan Coleman at (301) 280-3859 with any questions you may have concerning the Company’s response.  Please also note that the Company’s fax number has changed.  Please use (301) 664-9176 for future correspondence transmitted via facsimile.  Thank you for your assistance.

                          Very truly yours,

                                                       /s/ Brian J. Radecki

                          Brian J. Radecki
                          Chief Financial Officer

cc:           Jonathan Coleman, General Counsel, CoStar Group, Inc.